Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement/prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's and Constellation Energy's directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement/prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth.  Actual results may differ materially from such forward-looking statements.  A discussion of factors that could cause actual results or events to vary is contained at the end of this document and in FPL Group's SEC filings.

This filing includes a transcript of FPL Group, Inc.'s July 28, 2006 audio webcast broadcast in connection with its second quarter 2006 earnings release (including the remarks of FPL Group, Inc.'s chief financial officer and a question and answer session).

Conference Call Transcript FPL - Q2 2006 FPL Group Earnings Conference Call Event Date/Time: July. 28. 2006 / 9:30AM ET

CORPORATE PARTICIPANTS

Jim von Riesemann

FPL Group - Director, IR

Moray Dewhurst

FPL Group - CFO

Lew Hay

FPL Group - Chairman, President, CEO

CONFERENCE CALL PARTICIPANTS

Greg Gordon

Citigroup - Analyst

Dan Eggers

Credit Suisse - Analyst

Steve Fleishman

Merrill Lynch - Analyst

Vedula Murti

Tribeca Global Management - Analyst

Vic Khaitan

Deutsche Asset Management - Analyst

Paul Patterson

Glenrock Associates - Analyst

Paul Ridzon

KeyBanc - Analyst

Ashar Khan

SAC Capital - Analyst

Daniele Seitz

Dahlman Rose & Co. - Analyst

Michael Goldenberg

Luminous Management - Analyst

PRESENTATION

Operator

Good day, everyone and welcome to the FPL Group second quarter earnings conference call. Today's conference is being recorded.

At this time for opening remarks, I'd like to turn the conference over to Mr. Jim von Riesemann, Director of Investor Relations. Please go ahead sir.

Jim von Riesemann - FPL Group - Director, IR

Thank you, good morning and welcome to our 2006 second quarter earnings conference call. Moray Dewhurst, FPL Group's Chief Financial Officer will provide an overview of our performance for the second quarter. Lew Hay, FPL Group's Chairman, President and Chief Executive Officer, Armando Olivera, President, Florida Power & Light Company, and Jim Robo, President of FPL Energy, are also with us this morning. Following Moray's remarks our senior Management team will be available to take your questions.

Before I turn it over to Moray, let me remind you that this communication is not a solicitation of a proxy from any security holder of Constellation Energy or FPL Group. Constellation Energy has filed with the SEC a registration statement on Form S-4, that includes a preliminary joint proxy statement and prospectus of Constellation Energy and FPL Group. Once finalized, the definitive joint proxy statement and prospectus will be sent to security holders of Constellation Energy and FPL Group seeking approval of the proposed transaction.

Let me remind you today that our comments will include forward-looking statements within the meaning of the Private Litigation Securities Reform Act of 1995. Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein, and our SEC filings. These risks as well as risks associated with the proposed merger between FPL Group and Constellation Energy are fully discussed in the preliminary joint proxy statement and prospectus, included in the registration statement on Form S-4 that Constellation filed on June 23, 2006 with the SEC, in connection with the proposed merger.

Now I would like to turn the call over to Moray Dewhurst.

Moray Dewhurst - FPL Group - CFO

Thank you, Jim. Good morning, everyone. FPL Group's second quarter earning results were mixed. On the positive side, FPL Energy had another outstanding quarter, delivering adjusted earnings per share growth of 47%, and continuing both the strong earnings and excellent operating performance trends experienced in recent quarters. New wind projects, the January addition of the 70% interest in the Duane Arnold nuclear facility, and strong performance from our merchant portfolio, including the absence of the Seabrook refueling outage, helped contribute to the outstanding comparison to last year's results.

Florida Power & Light's results on the other hand were hampered by the write-off of certain disallowed storm costs from prior years storm seasons. Absent this disappointing and unanticipated factor, results were much in-line with the expectations we shared with you last fall. Weather-related sales comparison, customer growth and usage were all favorable, and higher O&M expenses were largely in-line with our expectations. Despite the weak results from Florida Power & Light, FPL Energy's performance has been so strong, that we are well-positioned to deliver good overall results for the year.

At this point we expect full year adjusted EPS to come in at the high end of our original $2.80 to $2.90 range, even including the negative impact of $0.07 from the storm cost issue. In addition, although we do not expect to provide a specific numerical update to our 2007 adjusted earnings per share expectations of $3.15 to $3.35 until the budgeting process is more advanced following the end of the third quarter, the underlying drivers at present support the upper half of this range.

As always, our adjusted earnings expectations assume normal weather for the balance of the year, and exclude the effect of adopting new Accounting Standards, merger-related costs, and the mark to market effect of non-qualifying hedges, none of which can be determined at this time. Finally at the end of our prepared remarks, I will make a few comments on the status of our proposed merger with Constellation Energy Group, and developments in Maryland.

Now let's look at the financial results for the second quarter. In the second quarter 2006 FPL Group's GAAP results were 238 million, or $0.60 per share, compared to 203 million, or $0.52 per share during the 2005 second quarter. FPL Group's adjusted 2006 second quarter net income and earnings per share were 262 million and $0.66 respectively, compared with 255 million or $0.66 per share in 2005.

Our adjusted results exclude the mark to market effect of non-qualifying hedges and merger-related costs. Please refer to the Appendix for the presentation for a compete reconciliation of GAAP results to adjusted earnings. FPL Group's Management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors, and for the Company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion, when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provides more meaningful representation of FPL Group's fundamental earnings power.

At Florida Power & Light, second quarter results were about where we had expected them to be absent the challenge posed by the May 2006 Florida PSC decision disallowing recovery of certain costs from prior years storm seasons. This alone accounted for a $0.07 decline in earnings per share versus last year's comparable period, and is included in our adjusted results. Absent this effect, the business would have shown slight growth in EPS.

The quarter saw favorable weather and usage comparisons, customer growth continued at a very good pace albeit closer to our longer term historical average than the extremely high levels over the last couple of years. Increases in O&M and interest expense, plus reductions in AFUDC owing to the introduction to service of the Martin and Manatee expansions in June 2005, more than offset reductions in depreciation resulting from last year's rate case and its settlement agreement.

In the second quarter 2006, Florida Power & Light's GAAP and adjusted results were $182 million, or $0.46 per share, compared to $201 million or $0.52 per share during the 2005 second quarter. As I indicated earlier, customer growth continues at a healthy pace with the average number of FPL customer accounts having increased by 85,000, or 2% over last year's comparable period. While this is slightly below the pace we have experienced during the last several years, the growth nevertheless remains close to historical averages of 2%, which is in-line with our previously announced customer growth expectations.

We will continue to monitor the underlying fundamentals of the Florida economy, including job creation, income growth and housing starts, and we will advise you should any change occur that would fundamentally alter our outlook. Retail kilowatt hour sales grew 6.8% during the quarter, cooling degree days, the common metric used for determining weather impact from energy usage, were up more than 29% above last year's second quarter, and we're about 10% above normal for the quarter. As a result, usage growth associated with weather increased 4.2% quarter-over-quarter, underlying usage growth was 0.6%, and customer growth accounted for 2%.

Looking forward, we believe customer growth rates of around 2% should continue for some time, and we continue to expect little or no growth in usage per customer for the full year 2006 owing primarily to price elasticity effects. Assuming no further major increases in fuel prices however, and with continued steady economic growth, we expect usage growth to pick up again in 2007.

For the second quarter, FPL's 2006 O&M expense was 359 million, compared to 316 million, driven largely by two major factors: our Storm Secure initiative, and higher regular distribution costs. Our Storm Secure initiative which we announced in January of this year, hurt the comparative results by approximately 12 million. Storm Secure you may recall is a comprehensive and unprecedented plan, designed to further strengthen our electrical grid and power plants against hurricane impacts, and to reduce restoration times and, hence, outage durations. Other distribution cost increases were driven by additional restoration expenses and higher contractor costs.

Looking forward, increased spending is expected for the full year in transmission and distribution, fossil generation, and customer service, as well as continued increases in employee benefit costs. Distribution expenses and capital expenditures are expected to continue to grow as a result of our Storm Secure initiative. However, our objective remains to keep overall O&M growth at or below underlying sales growth.

Depreciation and amortization expense decreased 35 million to 197 million for the second quarter 2006 owing to two main factors: the extension of the useful lives on our generation fleet, and the elimination of a nuclear decommissioning accrual, both of which were implemented as a result of the August 2005 stipulation and settlement agreement. The overall depreciation was partly offset by the addition of the Martin and Manatee generating facilities, which were brought online late June 2005. As a remainder, depreciation should be down for the year but not by the full amount these two items might suggest given normal capital spend, as we continue to invest in generation and distribution expansion to support our underlying customer growth.

To summarize, Florida Power & Light second quarter earnings per share were affected by the following. Customer growth positive $0.03, usage due to weather positive $0.06, underlying usage growth and mix $0.00, storm cost disallowance ($0.07), Storm Secure ($0.02), O&M ($0.03), depreciation positive $0.06, AFUDC and interest expense ($0.05), all other including share dilution and rounding ($0.04), for a total ($0.06) decline for the quarter.

Let me turn now to FPL Energy which again delivered outstanding results. On an adjusted basis, earnings per share increased 47%, driven by contributions from new assets and the performance of the merchant portfolio, including the lack of a refueling outage at Seabrook, offset somewhat by poor wind resource. The combination of new wind projects and the expected increase in contributions from our merchant assets as older hedges roll off and are replaced by sales at higher prices, continue to be the two major drivers that we expect the power to growth of FPL Energy's earnings for the next few years.

Our wind development pipeline efforts are making excellent progress. You will recall that we have previously indicated that we hope to add between 1,250 and 1,500 megawatts to the portfolio in 2006 and 2007, however, our progress to date has been so good that we now expect to be at least at the high end of that range. We expect to add approximately 760 megawatts of new wind this year, not including acquisitions, with at least the equivalent amount in 2007.

Beyond 2007, we are encouraged by the potential projects we see. Notwithstanding the recent commodity price volatility, the forward markets have remained relatively firm, and we have made further progress in hedging our 2007 portfolio, thereby locking in value for our shareholders, which I will describe in more detail in a moment.

All of these factors together leave us very optimistic about the next few years for FPL Energy. The business looks set to come in well above the high end of our expectations for this year, and is positioned for continued good growth in 2007 and beyond.

FPL Energy's 2006 second quarter reported earnings were 92 million, or $0.23 per share, compared to 20 million, or $0.05 per share, in last year's second quarter. Adjusted earnings which exclude the effect of non-qualifying hedges were 112 million, or $0.28 per share, compared to 72 million, or $0.19 per share last year. The impact of the non-qualifying hedge category was a loss of 20 million, primarily as a result of higher ERCOT Spark Spreads.

As always, we have provided more detail on these transactions in the Appendix, and we continue to believe that FPL Energy's current period performance is best understood by excluding these amounts, whether gains or losses from consideration. Other things equal, gains or losses in this category will turn around in future periods, as the underlying contracts go to delivery. The overall effect of forward price movements during the quarter was modestly favorable to FPL Energy's prospects.

Turning to the drivers of the increase in FPL Energy's adjusted earnings, new investment contributed $0.07 per share. Over the last 12 months, we have added 722 megawatts of new wind capacity, and acquired 415 megawatts of nuclear capacity. Contributions from our existing assets increased $0.03 per share, as the absence of the Seabrook refueling outage, favorable market conditions primarily in ERCOT and NEPOOL, which added $0.08 incrementally, more than offset our roughly $0.01 drag resulting from lower wind resource, and $0.04 of all other items.

After a good start, the wind index of the second quarter of 2006 finished as the worst in more than a decade for that quarter, although I should note that the performance of our portfolio was actually slightly better than the level the wind index would suggest.

As I have mentioned before, the wind index is a reasonable approximation of the underlying resource available to our projects, based on easily verifiable data from reference towers, but the correlation between the index and the actual output of the portfolio is not perfect. Please refer to the Appendix of the presentation for additional detail on the wind index.

Asset optimization and trading activities rose $0.02 quarter-over-quarter, while restructuring activities were down $0.01. All other items including share dilution were down $0.02, primarily driven by higher interest expense associated with higher borrowings as a result of an expanding asset base, as well as higher rates.

Overall, we are very pleased that FPL Energy had another strong quarter. Results continue to be above our expectations from the fall of last year, and the growth profile for FPL Energy through the end of the decade remains healthy.

Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides that are available on our website at www.FPLGroup.com under the Investors section, since I will not review every number in the slides. These slides were also e-mailed to our analyst distribution list this morning with the press release.

Overall, the continued price volatility experienced in the second quarter has had little net impact on our outlook, although the net effect of changes in the quarter was slightly positive. The underlying strength in the fuels market seems likely to persist for some time as evidenced by the continuing strength of the 10-year natural gas strip, which lost about $0.40 during the quarter, and has regained the same amount in the last three weeks.

Since the end of the first quarter, there has been little change in our 2006 hedge position. Overall, our contract coverage on a capacity basis for 2006 is 87% for the balance of the year, translating to approximately 95% of our 2006 expected gross margin from our wholesale generation fleet, being protected against fuel and power market volatility. As always, we expect to maintain some open positions to take advantage of the potential market opportunities during the more volatile summer months.

We have continued to add to our 2007 hedges, and the capacity coverage fraction now stands at 82%, translating to approximately 90% of our expected 2007 gross margin being protected against commodity price volatility. This is higher than we would typically reach at this point in the year, and we are very comfortable with this level of hedging. We would expect to add only incrementally to this over the next few months depending upon market conditions.

To summarize the 2006 second quarter, FPL contributed $0.46, FPL Energy contributed $0.28, and corporate and other contributed ($0.08). Corporate and other was down relative to the prior year period, primarily because of certain State tax changes, which should not have a significant ongoing impact overall. That is a total of $0.66, equal to the 2005 second quarter on an adjusted basis.

Turning now to our outlook for 2006 and 2007, you may recall that we made no changes to our expectations at the end of the first quarter, although we indicated we were pleased with the start of the year. With two quarters of solid results behind us, we are now in a better position to refine our outlook. At this point, we expect to be at or near the high end of the range of $2.80 to $2.90 in adjusted EPS, that we had previously communicated. This includes the adverse impact of $0.07 from the PSC storm decision, absent which we would have expected to be well above the upper end of the range.

For 2007, we expect to revisit the numbers at the end of the third quarter, as we have done for the last several years, with more detailed drivers and sensitivities, and so we are not changing the previously communicated range of $3.15 to $3.35 per share. Nevertheless our current view of the principal drivers supports the upper half of this range. As before, these numbers represent the standalone case, i.e., prior to considering the effects of the announced merger with Constellation.

Before taking your questions, I'd like to make a few comments on the status of the proposed merger with Constellation Energy. We recognize that much has occurred over the last few months, and that it can be difficult to keep track of the sometimes daily twists and turns of events, that could effect the deal.

It may therefore be helpful to remind everyone, why we continue to be excited about the proposed merger with Constellation, and why we remain committed to getting the deal done if we can do so on reasonable regulatory terms. In the proposed combination, we are bringing together two of the strongest and most successful companies in the industry, the combined Company will be a FORTUNE 100 Company, the U.S. Market leader in competitive energy markets, and the #1 power generator.

Each Company brings excellence in different ways to this combination. Constellation brings the highest customer facing competitive supply market share, the best risk management platform in the business, but has limited generation capacity in NEPOOL and ERCOT. FPL Group has meaningful deregulated generation in these markets, but a smaller load serving business relative to the size of it's generation.

This new platform will provide multiple channels of growth, primarily in the deregulated markets. This growth is balanced by a solid base of stable growing utility earnings and cash flow, and the combined Company will have one of the strongest balance sheets in the industry, which is valuable in supporting the growth of the competitive businesses. The sum of the two companies independent growth paths, will be further enhanced by meaningful synergies.

The majority of these will come from the competitive energy side, but there will be long term benefits for the utilities too, both for shareholders and for customers. We continue to be confident that we will be able to deliver at least 200 to 250 million per year of pretax synergies retained for shareholders, before costs to achieve by year three following the close of the transaction. We plan to maintain the FPL Group dividend in effect at the time of closing.

Notwithstanding some unanticipated events in Maryland, we have made good progress with the merger approval process. We filed the merger proxy with the SEC on June 23, and received comments last week. We plan to file a revised S-4 shortly. The FERC extended the date by which they must issue an order to February 2, 2007, a logical outcome, given the fact that new Commissioners need to be seated, and one that we do not think will represent a setback to timely approval. We believe that regulatory approval in Maryland remains on the critical path to closing the merger. We have asked Maryland for a schedule which would allow for a November decision.

The implementation of the Baltimore Gas and Electric rate stabilization plan, clears one significant obstacle for the Maryland PSC to consider the proposed merger with FPL Group. On July 21, we filed a new merger application which addresses the new statutory standards of the Senate Bill 1. Earlier this week the PSC scheduled a pre-hearing conference for Wednesday, August 9, at which the Commission anticipates ruling on petitions to intervene and setting a procedural schedule. Depending on the schedule, of course, closing could be delayed.

Many of you have asked when we will resume merger integration and how to interpret the fact that we have not yet restarted integration activities. In our view, this merger is different from any other utility merger in history, because its primary benefits are derived from combining 2 fast-growing commercial businesses, however, navigating the necessary regulatory channels, and the time consequently involved, has the potential to result in commercial distraction. Because there is a risk to ultimate closing, primarily due to uncertainty as to the economics Maryland will demand, we think we should wait to reengage the commercial business leaders in the integration efforts.

On the other hand, communication among senior leadership at FPL and Constellation has never slowed, and there continues to be extensive cooperation and planning, with respect to obtaining merger approvals. Both management teams very much believe in the benefits of this merger, but will not sacrifice excessive value to consummate the deal.

And now we'll be happy to take your questions.

QUESTION AND ANSWER

Operator

Thank you. [OPERATOR INSTRUCTIONS] We'll hear first from Greg Gordon of Citigroup.

Greg Gordon - Citigroup - Analyst

Thank you. A couple questions. First, you're reiterating your earnings guidance with a bias towards the high end of the range, despite the fact that you're charging off the costs of the storm damage that you weren't allowed to recover.

Moray Dewhurst - FPL Group - CFO

That's correct.

Greg Gordon - Citigroup - Analyst

Can you sort of cite the areas either in FP&L or FPL Energy that are sort of indirectly making up the difference?

Moray Dewhurst - FPL Group - CFO

Greg, it's pretty much entirely due to FPL Energy, so absent the $0.07 hit from the PSC decision, we would expect FPL to come in for the full year roughly in-line with our original expectations, so the difference is all coming on the FPL Energy side, and it's a combination of things, but really the existing portfolio has performed even better than we had anticipated, and that's really been true, both from a commercial perspective and an operating perspective. We are doing extremely well on new wind development, and getting things into service, so it's just pretty much that the business is hitting on all cylinders.

Greg Gordon - Citigroup - Analyst

With regard to wind development, we've seen a lot of cost escalation for basic materials. When we look at the fact that it's a good thing that you have got more opportunities to build wind turbines, how does that factor into the CapEx Budget? Should we expect the CapEx budget to rise just not because of necessarily only because of higher number of projects, but what are you looking at in terms of the cost per megawatt at this point?

Moray Dewhurst - FPL Group - CFO

Right. Well there's no question that the cost per KW installed has gone up. A few years ago, we would be thinking about an average of a 1,000/KW, and nowadays probably thinking more of 1,300-1,400 depending upon where it is. Obviously it's cheaper if it's a nice flat mesa that you're building a thing on, than if it's a bridge line, so that's factored into the economics so you're right.

The CapEx gets driven both by the volume and the rate effect. Now offsetting that of course is that basic market environment for wind projects has also improved at the same time. So the net is really we think very positive for the business but certainly, the cost per KW has gone up some.

Greg Gordon - Citigroup - Analyst

So when we think about the contract pricing that we put in our models we should think about you guys targeting escalation and contract pricing so the margin impact from higher capital costs is diminimus?

Moray Dewhurst - FPL Group - CFO

Yes, we have seen no decline on the average profitability of the projects. If anything I would say that the profitability of the projects we've done in the last year has been a little better than what we had done before so yes, we have been able to in the contract, we wanted to pass the cost through.

Greg Gordon - Citigroup - Analyst

Last question. Back in the end of March when I held my conference down in your service territory, before the conflagration in Maryland, the sense was that merger integration was going very, very well with Constellation, and might in fact have been ahead of schedule.

How long would it take from start to finish to pick up where you left off, and get to where you would be in a position to close, and what milestone should we look for that would increase the probability that we would get that announcement that you had restarted that process?

Moray Dewhurst - FPL Group - CFO

Greg, that's a tough question to answer directly as you've asked it. I guess I would respond by saying first of all, you shouldn't attribute too much significance one way or another to a decision or the absence of a decision to "restart" integration activities. Certainly, we made very good progress in the first quarter, and we're all very pleased with how much progress we were able to make, and in the sense for there's a range of possibilities obviously for where you need to be to close a deal, but the practical reality is that we could get to a position to be able to close I think, in a very short period of time in a matter of weeks.

Now that might not be as far along in detailed planning as we would like to be ideally, but we obviously have to balance that against the factors that we mentioned in the prepared remarks, which is the distraction to the folks who are delivering value right now, and the remaining regulatory risk to the deal itself.

So we feel very confident that at relatively short notice we can turn the thing back on and get done what we need to do, to be in a good position to close, and start delivering at least some synergies right away, and as I said in the prepared remarks we still feel good about the year three run rate, assuming acceptable regulatory outcome.

Greg Gordon - Citigroup - Analyst

Thank you.

Operator

Our next question will come from Dan Eggers of Credit Suisse.

Dan Eggers - Credit Suisse - Analyst

Hi, good morning. I guess extending kind of on the wind conversation a little bit, there has been a lot of development, beyond what you guys are doing. Can you give a little color on how easy it is to find new turbines or source them before the end of the 2007 production tax credit end?

Moray Dewhurst - FPL Group - CFO

We are in excellent shape as far as turbine supply goes for the full commitment, or the expectations that we talked about through the end of 2007, and actually we look pretty good in terms of supply of our ability beyond that, so we've obviously, we are the largest wind energy producer in the country, and probably the world, so our supply situation is perhaps a little different than some others, so that's really not been an issue for us.

Dan Eggers - Credit Suisse - Analyst

And I guess the wind resource issue, as far as continuing to find good sites, as you get exponentially bigger, have you seen any degradation in the quality of wind resource that you're building on?

Moray Dewhurst - FPL Group - CFO

No. In terms of the fundamental wind resource, we are still as a nation, still sort of scratching the surface. That just isn't an issue. As always with wind projects, the challenge is to get the confluence of wind resource, transmission, land owners, local community acceptance, all of these things together, and obviously a customer market for the energy, and the green tag , so it's generally a complication in getting all of those things to come together in one spot, not wind resource by itself.

Dan Eggers - Credit Suisse - Analyst

Okay and I just got one on the service territory. You touched on it briefly but if you could give a little more color, you have consumption, per capita consumption flattening out here a little bit, concerns about the housing market slowing. What are you guys seeing trend-wise, and what we should be keeping an eye on or what you guys are keeping an eye on?

Moray Dewhurst - FPL Group - CFO

Sure. Let me sort of remind people of what we had set out as expectations for this year, based on our last fall view.

We had expected that we would see some slowdown in customer growth, because the last couple of years have really been well above, we've been sort of in a boom here, so we just thought that could not last forever, and we are seeing some slowdown, but it's kind of in-line with where we were expecting around the 2% level. And we expect that to continue for the next few years.

On the usage side, we had expected this year in aggregate to show no usage growth, no growth in usage per customer, because obviously unfortunately in January, we had to pass-through a pretty healthy increase in the fuel bill, and clearly there are some price elasticity impacts, so we had built that in.

Once that sort of bubbles through, however, once it passes through and you reestablish a new price level, unless there is another big increase in prices, which we certainly hope there won't be, we would expect to see the underlying usage growth return. The underlying usage growth is driven by basically improving the economic conditions, and Florida's economy continues to do extremely well, and overall out paced the national economy.

So, we are seeing sort of a little bit of a slowdown, but kind of where we expected it to be. So nothing to cause us concern about at this stage but obviously that's a crucial part of the cycle and the whole industry, so it's something we keep our eyes on.

Dan Eggers - Credit Suisse - Analyst

I guess just one last question. You're not obviously required by law to get Florida approval for the merger, but can you just give some color on your conversations with the Florida Commission, and how they're responding given all the bluster in Maryland?

Moray Dewhurst - FPL Group - CFO

Well, as you say, Florida doesn't actually have to approve the merger per se, but obviously the Commission retains its overall responsibility and regulatory authority over our rates and conditions of service. So as you can imagine, the Commission and the staff are intensely interested the potential impact of the deal for FPL customers. The Commission intervened in the FERC proceeding, and they are taking an active role there.

I would say at the moment, they are kind of watching and waiting, but we would certainly expect that they and interveners in Florida, would be watching out carefully to make sure that this deal does have a positive impact for FPL customers, which we certainly think it will.

Dan Eggers - Credit Suisse - Analyst

Got it. Thank you.

Operator

We'll move next to Steve Fleishman of Merrill Lynch.

Steve Fleishman - Merrill Lynch - Analyst

Hi, Moray.

Moray Dewhurst - FPL Group - CFO

Good morning, Steve.

Steve Fleishman - Merrill Lynch - Analyst

Couple questions. First, how much do you expect you're going to spend on an annual basis on the Storm Secure program?

Moray Dewhurst - FPL Group - CFO

That is a very good question, and one which we at present do not have a clear answer to for the following reasons: There are a number of different elements to the Storm Secure program, but the biggest one in terms of driving spending is the sort of hardening the infrastructure element, and that is a very complicated question to get our arms around.

This year, we undertook a number of early projects hardening infrastructure for some critical customers, and some critical infrastructure in the State, so we are beginning to get some practical experience as to what the appropriate upgrades are likely to be, but to be blunt, we have done these projects clearly not as efficiently as we would expect to do future projects, like everything else, you learn as you go along.

So we're trying to figure out how much productivity enhancement we're going to get as we scale up the program, so that's one complicating driver, and the second is we are really still working through what's the appropriate prioritization, which feeders do we tackle first, the economies from doing some facilities as clusters in different geographical areas, a whole bunch of things like that, so we are still working on translating the principles into a detailed plan.

So I can't give you a specific numerical answer. All I can say, is it will be material to FPL's CapEx profile over the course of time. It will build.

Steve Fleishman - Merrill Lynch - Analyst

Okay, and then kind of a different tact, when you look out to the '06/'07 guidance that you've talked about, how much if at all, are you capturing any benefits of the recent for capacity market ruling in New England, and implementation of that, you know the old LICAP. Given when you hedged and such, are you not really capturing that yet, or do you start capturing that in '07?

Moray Dewhurst - FPL Group - CFO

Yes, not much impact in '06. We should start to see some benefit in 2007, and that's certainly one of the factors that we're thinking about, when it gives us more confidence in the upper end of the range for 2007 right now, but in fairness to the guys at FPL Energy, we have not given them the chance to go through kind of the detailed financial planning process that we start to do in the third quarter, which is why we're not putting specific numbers on it, so I guess the bottom line answer is it's one of the qualitative drivers that we're aware of, that is behind our statement that we believe that right now the upper end of the range, or upper half of the range for '07 is realistic.

Steve Fleishman - Merrill Lynch - Analyst

Okay. One last question and I know I asked this on the Constellation call too, but what are your thoughts on their planned sale of these gas plants? Because while they are not strategic to them, gas plants have kind of been relatively strategic to you guys.

Moray Dewhurst - FPL Group - CFO

Right. Well, I guess that the first thing to say is that everything has it's price, so we have always indicated that while we're comfortable with the portfolio that we have, we're always looking at other opportunities to improve by rationalizing that portfolio, and Steve, as you know, for each of the last five years at least, we have every year sold at least one small project, if not something bigger.

Steve Fleishman - Merrill Lynch - Analyst

Right.

Moray Dewhurst - FPL Group - CFO

So I think that the whole principle of always examining the portfolio to see what makes sense, and in particular if there are people out there who value it more than we do, that's something that we go through constantly. So we don't have a problem with that. We think that makes a lot of sense. So we have to see.

I don't know what the market looks like right now for those assets. We really haven't tested the waters for those kinds of assets, but clearly there have been some other transactions in the industry, that would suggest that valuation multiples have improved for those assets.

Steve Fleishman - Merrill Lynch - Analyst

I mean, if that's successful, wouldn't that then maybe send a signal of you reviewing your own gas plants too then?

Moray Dewhurst - FPL Group - CFO

I wouldn't read that into it. As I say, we're always, in a sense, we're constantly reviewing the portfolio. At the moment, we're pretty comfortable with what we have.

Steve Fleishman - Merrill Lynch - Analyst

Okay. Thank you.

Operator

We'll hear next from Vedula Murti, Tribeca Global Management.

Vedula Murti - Tribeca Global Management - Analyst

I want to focus a little bit on the wind business, and kind of more your thoughts in terms of the longer term development of the business. One of the things I find as an investor that's kind of lacking in the marketplace right now, is a pure play wind company that predominantly in the United States, obviously you guys are the largest player in the space by far.

I'm wondering can you give us your thoughts as to potential benefits and/or impediments to a potential IPO of the wind business, and from my view, an IPO of the wind business would provide a currency to help potential acquisitions of existing wind projects from smaller players, to enhance your scale in the U.S., and provide another funding mechanism beyond some of the group project financings you've done, and that kind of thing, and also a vehicle if you choose to expand ultimately internationally, as well as a current CD to utilize, can you discuss a little bit kind of how you're viewing the business longer term, and what the prospects or impediments may be to that type of approach?

Moray Dewhurst - FPL Group - CFO

Sure. I guess before I do though, I want to just challenge one part of your question, which is I don't think any structural changes that we might make, would make it any easier for us to acquire smaller players, project interest. There are no constraints as far as I can see on us being able to do that, and we've done that very successfully over the last few years.

Vedula Murti - Tribeca Global Management - Analyst

I simply meant having a different kind of currency, or something else to offer.

Moray Dewhurst - FPL Group - CFO

Okay, that's kind of a quibble. Your basic question I think is a very good one, one that we've wrestled with a lot over the last couple years, because we're not convinced that we're seeing full value for the business and the strategy reflected in the marketplace. Short answer is, we have not yet come up with a satisfactory structural alternative. We looked at a bunch of different things, including things like tracking stocks, but for better or worse, all I can say is, we just haven't seen one that really seems to work.

Recall that one basic issue constrained if you like for the business, is the way the business has been supported from a policy perspective in this country is two methods, renewable portfolio standards and the federal tax credit, so the tax credit obviously means that a pure standalone early stage rapidly growing wind business is not going to have the overall taxable income, to kind of support itself and grow itself, so it marries up well with a more mature business. So that's one constraint, and there are others as well.

So as I say, we haven't come up with a solution. It's something that we are continuing to work on, because we are sensitive to the premise underlying your question.

Vedula Murti - Tribeca Global Management - Analyst

All right. Thank you very much.

Operator

Our next question will come from Vic Khaitan with Deutsche Asset Management.

Vic Khaitan - Deutsche Asset Management - Analyst

Yes, thank you, Moray. Just a question regarding you mentioned about the last statement about the merger update, as to you will not do it at the expense of shareholder value, and I see both in Maryland as well as in New Jersey, there are a lot of concerns about mergers and tougher conditions, so could you give us some idea about what conditions might make it difficult for you to complete this merger?

Moray Dewhurst - FPL Group - CFO

Let me ask Lew to address this.

Lew Hay - FPL Group - Chairman, President, CEO

Thanks a lot, Moray. Vic, I think it's pretty darn hard for us to speculate on what the conditions are, and I think our statement about not going ahead with the merger at the expense of shareholder value kind of speaks for itself. There's been enough twists and turns in this situation so far, that it does cause one to at least pause and look at things.

I will point out that so far there really has been no material change in value, and as with all deals, you have a series of puts and takes, and we're very, very comfortable with the current value proposition, but we still have not received some of the important regulatory approvals, primarily Maryland, and we'll just have to see where that shakes out, but we're hopeful.

I think we put fourth some very, very strong testimony in the Maryland case, and like all utility mergers, we're prepared to share a fair share of the synergies, but if we have to give up a disproportionate share, more than what we were expecting, that clearly has an impact on the value, and that's going to cause us to step back and take a fresh look at things.

Moray Dewhurst - FPL Group - CFO

Vic, just to add, we think that the 600 million that Constellation has put on the table, and stand behind in our joint testimony is a very, very generous offer. It's very good for customers in Maryland.

Vic Khaitan - Deutsche Asset Management - Analyst

Yes, that's an interesting situation, but the other part which you had mentioned earlier that as a standalone, you do have a pretty strong growth rate, don't you?

Moray Dewhurst - FPL Group - CFO

Sure.

Vic Khaitan - Deutsche Asset Management - Analyst

Because you're talking about high-single digit, or even low double-digit growth rate as a single, independent, FPL.

Moray Dewhurst - FPL Group - CFO

Yes.

Vic Khaitan - Deutsche Asset Management - Analyst

So that has not changed regardless of the merger?

Moray Dewhurst - FPL Group - CFO

No. It's a standalone case. We certainly feel at least as good, probably somewhat better about the standalone case that we did at the end of the last year, but we feel equally good about the long term prospects for the combined entity was still very positive, about the incremental value that can be delivered through the deal. So really nothing has changed here.

We like the deal, we knew when we got into it, that it had to be completed on acceptable regulatory terms, and we're still in that situation as Lew said, nothing catastrophic has happened so far. Everything is going along, despite all of the twists and turns, but we are certainly cautiously keeping an eye on things, and we're not going to do something that's stupid from a shareholder perspective.

Vic Khaitan - Deutsche Asset Management - Analyst

Okay, thank you.

Operator

Moving next to Paul Patterson of Glenrock Associates.

Paul Patterson - Glenrock Associates - Analyst

Good morning. Just wanted to touch base with you again on the integration activity, and where you guys might feel comfortable in re-initiating it. Are you concerned about the actual makeup of the Maryland Public Service Commission, and if we get a better idea of what that membership might be, and it seems okay, would you feel comfortable then going back into integration activity, or is it more, that you actually want to see the conditions that the Maryland Public Service Commission has with respect to the merger, or is it just the other elements of SB-1, such as the power plant valuation and reregulation study kind of stuff, taxation kind of stuff, that was also sort of part of this Bill? Could you give us a sort of flavor as to what it is you're looking for from Maryland in this process, that would make you guys feel more comfortable in getting that integration activity started again?

Moray Dewhurst - FPL Group - CFO

Okay, Lew is going to address this one.

Lew Hay - FPL Group - Chairman, President, CEO

Paul, I think it's a judgment call, and there's a lot of moving pieces as you very well know, and actually just yesterday morning, Mayo and I were talking about the possibility of what we should do in terms of integration planning. Clearly, with the special session of the General Assembly, one of the very, very big obstacles of the rate stabilization issue is now behind us, and we're just being cautious. As Moray said earlier, we literally could close this deal and be ready for Day 1, by starting up integration just for a matter of weeks or maybe a month or so beforehand, and we're just trying to optimize the situation.

So the only thing I can say is we're in constant dialogue with Constellation on this issue, and we'll let you know when we're ready to do it, but with all the variables, it really becomes as I said just a judgment call, and we'll know it when we see it, and the senior folks at both companies continue to talk about things, and I feel like we're in pretty good position.

We have a pretty comprehensive understanding of what we're going to do, and what needs to be done for Day 1 operations. So I feel good about where we are in that regard.

Paul Patterson - Glenrock Associates - Analyst

Okay, so there's not a key date or a key event we should be, obviously there are some key events, but there's not one we should be looking at, in terms of seeing whether or not you guys start up the integration activity. Is that the right way to think?

Lew Hay - FPL Group - Chairman, President, CEO

That's absolutely the right way to think about it.

Paul Patterson - Glenrock Associates - Analyst

Just I'm sorry if I missed it, but I see you guys had a $0.06 benefit in 2005 from weather in the first quarter, and a little bit of a hit, but I was wondering versus normal, and I'm sorry if I missed it, what was the impact of weather versus normal been so far this year?

Moray Dewhurst - FPL Group - CFO

Well we got the six-month impact. The first quarter was weak. Our weather impact was like plus-10% on degree days this quarter, so just one second. Year-to-date, it's about flat.

Paul Patterson - Glenrock Associates - Analyst

Okay. So it's pretty much like normal?

Moray Dewhurst - FPL Group - CFO

Yes.

Paul Patterson - Glenrock Associates - Analyst

Excellent. Thanks a lot.

Operator

Our next question will come from KeyBanc's Paul Ridzon.

Paul Ridzon - KeyBanc - Analyst

Good morning, how are you?

Moray Dewhurst - FPL Group - CFO

Good morning, Paul.

Paul Ridzon - KeyBanc - Analyst

Just wondering if you were at the Palisades auction, what may have prevented you from being there, what may have ultimately turned you off, and to what extent maybe merger distraction played a role in that?

Moray Dewhurst - FPL Group - CFO

Well it's our policy not to comment on specific transactions, however, I can tell you that I'll repeat what I said many times in the past, which is that we are very interested in adding to the nuclear portfolio, and I think it is safe to assume that in general, we will at least take a look at any nuclear plants that come up for sale.

Beyond that, I guess the only other response that I want to make is that merger distractions are not a factor, as I mentioned before. We're trying to make sure that the folks who are running and operating the businesses, can really focus their efforts on continuing to deliver value, and I think we have been very successful in that.

Paul Ridzon - KeyBanc - Analyst

And just wondering why you're treating the storm cost recovery, or storm cost disallowance as ongoing? It strikes me as pretty one-timeish.

Moray Dewhurst - FPL Group - CFO

Well, we certainly hope it will be. It is what it is. It's part of our GAAP results, and we'll leave it for investors to figure out how to treat it.

Paul Ridzon - KeyBanc - Analyst

Just to reiterate, you are endorsing the upper end of your previous guidance even with that headwind?

Moray Dewhurst - FPL Group - CFO

That's correct.

Paul Ridzon - KeyBanc - Analyst

And just maybe Lew, if you could get resonate maybe the tone you're hearing from your shareholders, with regards to how they're viewing this merger?

Lew Hay - FPL Group - Chairman, President, CEO

That's a good question, Paul. Our sense is we continue to have fairly strong support from our shareholders, but they keep urging us to make sure that we stay disciplined and focused on creating shareholder value, which I would say, I think we have a good track record of. I think the Constellation team does as well. I think we're very much aligned in terms of our goal.

As Moray said before, we are feeling better about our independent path than we were before, and I think Constellation is saying essentially the same thing. We said when we announced the deal, they're both strong companies and they both have strong independent paths, but we believe that the combination is even all that much more powerful, and we'll have more opportunities going forward. So this is a deal built on the strength of two, I think, very good companies. So I think that's the primary thing we're hearing from investors.

Paul Ridzon - KeyBanc - Analyst

And kind of back to Paul Patterson's question, if you were in a position to close this deal with a lot of unanswered questions revolving around stranded costs in Maryland, reregulation in Maryland, could you close that deal given factors like that, and uncertainties like that?

Lew Hay - FPL Group - Chairman, President, CEO

I think it is a function of which uncertainties really are the uncertainties at that point. We feel very good about the legal position on the stranded costs. I will refer you back to comments that Mayo and the team have made about that over the past summer, but we're not particularly worried about that one so if that's the kind of issue you're thinking might be an open issue at the end of the day, again, it's all speculative but at this point in time, that would not bother me based on what we know at this point.

There's always going to be regulatory uncertainty. We've lived with that for our entire history as has Constellation, but the one you mentioned specifically, re-regulation in Maryland, there are going to be some studies. We think the competitive market in Maryland obviously it's the source of the power in Maryland for the PJM market, and it's the best developed market probably in the world, and I think it's working very well.

We're already seeing market entrants come in on the industrial and commercial side of the business, so the competitive markets are working well there, and there's a number of early entrants, the retail market is just starting up in Maryland, but we are seeing entrants into that market that will evolve.

Arguably a little slower, but like other markets it should evolve, so we think that's working very, very well, and I will point out the new legislation does raise the potential of BG&E building some plants of it's own, to bring about stability. I don't know whether that will happen or not, but that may be a source of new growth for BG&E, so that could be something that could be good for the Company, and good for customers. We'll just have to wait and see.

Paul Ridzon - KeyBanc - Analyst

And just one last question, Moray. As you look at your budgeting process, do you think that the upper end of indicative '07 guidance could be conservative?

Moray Dewhurst - FPL Group - CFO

I think I'll just repeat what I've said before. Right now, we see the drive as supporting the upper half of the range. We will talk to you more in the third quarter call, when we've been through the planning process.

Paul Ridzon - KeyBanc - Analyst

Okay, thank you and congratulations on a pretty solid quarter.

Moray Dewhurst - FPL Group - CFO

Thank you.

Operator

Moving next to Ashar Khan of SAC Capital.

Ashar Khan - SAC Capital - Analyst

Good morning. To you or Lew, I guess with any deal when you go to the Commission, you put something on the table that you want as part of the synergy savings, but could you just I'm trying to get a better sense, is the number like as you said 600 million, is a number like 800 million not acceptable? Where is the bid ask spread which makes you cave, because always the Commission is going to come in different with what you ask.

So I'm just trying to understand that there's savings over here which you're saying conservative, and I'm just trying to understand, where does the bid become something which is not acceptable to you? Is it 50% higher, is it 25% higher, or I'm just trying to get a sense as to how you're looking at it.

Moray Dewhurst - FPL Group - CFO

Ashar, the way we're looking at it is the 600 million that's on the table from Constellation is extremely generous.

Ashar Khan - SAC Capital - Analyst

So if it is anything higher than that, that puts into question I guess the terms of the merger agreement or the merger itself, is that correct?

Moray Dewhurst - FPL Group - CFO

Anything higher than that would be even higher than extremely generous.

Ashar Khan - SAC Capital - Analyst

Okay. I appreciate that.

Lew Hay - FPL Group - Chairman, President, CEO

Let me just add to that, any number we would give to you here, this is obviously a public forum, and it sounds to me like that we're just negotiating against ourselves, and as Moray said, the whole package is very, very generous. And it would just be irresponsible on our part really to answer your question at this point in time.

Ashar Khan - SAC Capital - Analyst

Okay. Thank you.

Operator

And we'll move next to Daniele Seitz of Dahlman Rose.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Thank you. Most of my questions have been answered, but I was wondering, could you talk about the wind power conditions as you said well below normal, and can you relate that to, for example, the capacity factor relative to normal? Would that be a good measure?

Moray Dewhurst - FPL Group - CFO

Daniele, if I understand your questions, there's two parts of it. First of all, mechanically certainly the lower Wind Index translates to a lower capacity factor.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Right.

Moray Dewhurst - FPL Group - CFO

For the assets. The more fundamental part of your question is kind of what's going on in this particular quarter, and the short answer to that is, as best we can tell, nothing other than just the usual variation.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Right.

Moray Dewhurst - FPL Group - CFO

We do have one or some of the work that we're doing at the moment is trying to relate fluctuations in the wind resource availability to other weather or climate phenomenon over a longer period of time, and I would have to say that at the moment, we just don't know a great deal about that. We have a hypothesis about whether there's a linkage between the weak wind resource and the extremely hot weather that we've seen in large parts of the country, but really at the moment we can't prove that one way or another.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Okay. And your sales, could take a short cut. Do you recall it to a capacity factor on average for the whole system, or you don't?

Moray Dewhurst - FPL Group - CFO

Well --

Daniele Seitz - Dahlman Rose & Co. - Analyst

This is normal?

Moray Dewhurst - FPL Group - CFO

Yes, this is normal, this is just part of the fluctuation. The wind resource does fluctuate quite considerably, and it fluctuates more on a daily basis than on a monthly basis, and more on a monthly basis than on a quarterly basis, so you get some good quarters and some not so good quarters. This was a not so good quarter.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Yes. I just thought that just in terms of output, I was thinking that this could be something of an issue which was easy to measure. On another subject, could you comment on your thoughts on the market in Texas? I know the New England market was very profitable, but I was wondering about Texas?

Moray Dewhurst - FPL Group - CFO

Texas market has been doing extremely well, really all through this year. It's one of the reasons that FPL Energy is above our original expectations. The ERCOT portfolio has performed extremely well.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Right. And your thoughts about the future?

Moray Dewhurst - FPL Group - CFO

The market seems to be functioning pretty effectively. We're still seeing demand growth, so I guess don't look for radical changes in the next couple of years, and beyond that I think it's a little speculative right now.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Right. I just was wondering if already there was a sense of in terms of prices, not so much in terms of demand, that prices were sort of plateauing or something? You don't see that?

Moray Dewhurst - FPL Group - CFO

No. I mean, in the second quarter, we saw our expansions in spark spreads, forward spreads in ERCOT, and to go back to stuff that we've talked about in the past, we had always indicated that we didn't expect the market to come back into so-called equilibrium until the latter part of the decade, and I think we're seeing some of that a little earlier than we had expected.

We mentioned that before, and we speculated about whether that was going to be sustained, or whether we might see a retreat from that, but we haven't seen a retreat from that, so maybe it is coming a little earlier than we had thought.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Right. And it would create a floor for prices then, because of supply and demand.

Moray Dewhurst - FPL Group - CFO

Yes.

Daniele Seitz - Dahlman Rose & Co. - Analyst

Great. Thank you. I appreciate it.

Moray Dewhurst - FPL Group - CFO

Okay.

Operator

And our last question will come from Michael Goldenberg of Luminous Management.

Michael Goldenberg - Luminous Management - Analyst

Thank you, my questions have been asked and answered.

Moray Dewhurst - FPL Group - CFO

Thank you, Michael.

Operator

And Mr. von Riesemann, we have no further questions at this time. I'll turn the call back over to you for any closing or additional remarks.

Jim von Riesemann - FPL Group - Director, IR

Thanks everyone for joining us today, and that concludes our conference call. You may disconnect.

Operator

Once again that does conclude today's conference. We thank you all for your participation, and have a great day!

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this document, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

FPL Group and FPL are subject to complex laws and regulations and to changes in laws and regulations as well as changing governmental policies and regulatory actions, including initiatives regarding deregulation and restructuring of the energy industry.  FPL holds franchise agreements with local municipalities and counties, and must renegotiate expiring agreements.  These factors may have a negative impact on the business and results of operations of FPL Group and FPL.

  FPL Group and FPL are subject to complex laws and regulations, and to changes in laws or regulations, including the PURPA, the Holding Company Act, the Federal Power Act, the Atomic Energy Act of 1954, as amended, the 2005 Energy Act and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the FERC, the FPSC and the legislatures and utility commissions of other states in which FPL Group has operations, and the NRC, with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, ROE and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs).  The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.  The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

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  FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation or restructuring of the production and sale of electricity.  FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

  FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

The operation of power generation facilities, including nuclear facilities, involves significant risks that could adversely affect the results of operations and financial condition of FPL Group and FPL.

  The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency.  This could result in lost revenues and/or increased expenses, including the requirement to purchase power in the market at potentially higher prices to meet its contractual obligations.  Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power.  In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, the potential payment of significant retrospective insurance premiums, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators.  Breakdown or failure of an operating facility of FPL Energy may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

The construction of, and capital improvements to, power generation facilities involve substantial risks.  Should construction or capital improvement efforts be unsuccessful, the results of operations and financial condition of FPL Group and FPL could be adversely affected.

  FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks.  Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

The use of derivative contracts by FPL Group and FPL in the normal course of business could result in financial losses that negatively impact the results of operations of FPL Group and FPL.

  FPL Group and FPL use derivative instruments, such as swaps, options and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities.  FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform.  In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates.  As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.  In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

FPL Group's competitive energy business is subject to risks, many of which are beyond the control of FPL Group, that may reduce the revenues and adversely impact the results of operations and financial condition of FPL Group.

  There are other risks associated with FPL Group's competitive energy business.  In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power.  There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy.  FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results.  In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements.  As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results.  In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group's ability to successfully identify, complete and integrate acquisitions, including the proposed merger with Constellation Energy Group, Inc. (Constellation Energy) is subject to significant risks, including the effect of increased competition for acquisitions resulting from the consolidation of the power industry.

  FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the 2005 Energy Act.  In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

  FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including the ability to obtain governmental approvals of the transaction on the proposed terms, conditions and schedule; the failure of FPL Group or Constellation Energy's shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.

FPL Group's proposed merger with Constellation Energy is subject to receipt of consents or approvals from governmental entities that could delay or prevent the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

  Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances, as required, from the FERC, the NRC and the public service commissions or similar entities in several of the states in which Constellation Energy and/or FPL Group operate electric and/or gas businesses, including the state of Maryland.  Among other things, governmental entities could seek to block the merger or condition their approval of the merger upon Constellation Energy and/or FPL Group entering into agreements to restrict the operations of the combined businesses in accordance with specified business conduct rules or to take other actions which governmental entities deem necessary or desirable in the public interest.  The terms of any such conditions that may be imposed, if any, are not known by FPL Group as of the date hereof.  If those approvals are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither Constellation Energy nor FPL Group will be required to complete the merger.  In addition, the Maryland legislature, governor and Public Service Commission have been engaged in extensive discussions relating to the proposed merger and the imposition of conditions to the granting of necessary approvals, and there can be no assurance that the outcome of these discussions will be favorable to FPL Group, Constellation Energy or the merger.  A substantial delay in obtaining satisfactory approvals or the imposition of unfavorable terms or conditions in connection with such approvals could have a material adverse effect on the business, financial condition or results of operations of the combined company, could result in litigation with one or more governmental entities and/or may cause the abandonment of the merger.

The anticipated benefits of combining FPL Group and Constellation Energy may not be realized.

  FPL Group entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, synergies, cost savings and operating efficiencies.  Although FPL Group expects to achieve the anticipated benefits of the merger, including the synergies, achieving them is subject to a number of uncertainties, including:

  the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities;

  whether the FERC, the NRC, state or any other regulatory authorities whose approval is required to complete the merger impose conditions on the merger or require the combined company to share a portion of the expected synergies of the merger relating to utility operations with customers, any of which may have an adverse effect on the combined company; and

  general competitive factors in the marketplace.

  In addition, Constellation Energy's business involves certain risks which are different from the risks of FPL Group's current business, and as a result the combined company may be exposed to competitive, regulatory, operational and other challenges that do not affect FPL Group's businesses to a similar extent.

FPL Group and FPL will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses.

  Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FPL Group and FPL, regardless of whether the merger is eventually completed.  Although FPL Group and FPL have taken steps designed to reduce any adverse effects, these uncertainties may impair FPL Group's and FPL's ability to attract, retain and motivate key personnel until the merger is completed, or the merger agreement is terminated, and for a period of time thereafter, and could cause customers, suppliers and others that deal with FPL Group and FPL to seek to change existing business relationships with FPL Group and FPL.

  Employee retention and recruitment may be particularly challenging during the pendency of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.  If, despite FPL Group's and FPL's retention and recruiting efforts, key employees depart or fail to accept employment with either of the companies because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, FPL Group's, FPL's or the combined company's business could be seriously harmed.

  The pursuit of the merger and the preparation for the integration of Constellation Energy and FPL Group may place a significant burden on management and internal resources.  The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could harm FPL Group's and FPL's businesses, financial condition and operating results, regardless of whether the merger is eventually completed.

  In addition, the merger agreement restricts FPL Group and FPL, without Constellation Energy's consent, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates.  These restrictions may prevent FPL Group and FPL from pursuing otherwise attractive business opportunities and making other changes to their businesses prior to completion of the merger or termination of the merger agreement.

Because FPL Group and FPL rely on access to capital markets, the inability to maintain current credit ratings and access capital markets on favorable terms may limit the ability of FPL Group and FPL to grow their businesses and would likely increase interest costs.

  FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase their interest costs.

Customer growth in FPL's service area affects FPL Group's results of operations.

  FPL Group's results of operations are affected by the growth in customer accounts in FPL's service area.  Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices.  Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

Weather affects FPL Group's and FPL's results of operations.

  FPL Group's and FPL's results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.  FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, may affect fuel supply, and could require additional costs to be incurred.  At FPL, recovery of these costs is subject to FPSC approval.

FPL Group and FPL are subject to costs and other effects of legal proceedings as well as changes in or additions to applicable tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

  FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

Threats of terrorism and catastrophic events that could result from terrorism may impact the operations of FPL Group and FPL in unpredictable ways.

  FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance.

The ability of FPL Group and FPL to obtain insurance and the terms of any available insurance coverage could be affected by national, state or local events and company-specific events.

  FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

FPL Group and FPL are subject to employee workforce factors that could affect the businesses and financial condition of FPL Group and FPL.

  FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage that could affect the businesses and financial condition of FPL Group and FPL.